Filed pursuant to Rule 433
Dated September 24, 2014

Relating to
Pricing Supplement No. 1,634 dated September 24, 2014 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series H

AUD Fixed Rate Senior Registered Notes Due 2021

Issuer:	Morgan Stanley
Principal Amount:	AUD 650,000,000
Maturity Date:	September 30, 2021
Trade Date:	September 24, 2014
Original Issue Date (Settlement):	September 30, 2014 (T+4)
Interest Accrual Date:	September 30, 2014
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.40%
All-in Price:	99.60%
Net Proceeds to Issuer:	AUD 647,400,000
Interest Rate:	5.00% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each March 30 and September 30, commencing March 30, 2015
Day Count Convention:	Actual/Actual (ICMA)
Specified Currency:	Australian Dollars (“AUD”)
Minimum Denomination:	AUD 1,000 and integral multiples of AUD 1,000 in excess thereof
Business Days:	New York and Sydney
Benchmark:	Semi/Quarterly Asset Swap
Re-Offer Yield:	5.00% semi-annual
Re-Offer Spread to Benchmark:	+ 144 bps
Re-Offer Spread to ACGB:	ACGB 5.75% due May 15, 2021 + 173.75 bps
ISIN:	XS1115524016
Common Code:	111552401
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Minimum Purchase; Selling Restrictions:
In addition to the selling restrictions beginning on page S-43 in the accompanying prospectus supplement dated November 21, 2011, the following selling and other restrictions also apply to the notes:
Australia
The subscription and purchase price for offers made in, to or from Australia must be at least AUD 500,000 disregarding moneys lent by the offeror or its associates (or the offer for the issue or sale of the notes must otherwise not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia (“Corporations Act”)).
No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the program or the notes has been lodged with, or registered by, the Australian Securities and Investments Commission (“ASIC”). Each agent has represented and agreed, or will represent and agree, that it:
(a)    has not made or invited, and will not make or invite, an offer of the notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and
(b)    has not distributed or published, and will not distribute or publish, the prospectus, prospectus supplement, pricing supplement or other offering material or advertisement relating to the notes in Australia, unless:
(i)     the aggregate consideration payable by each offeree is at least AUD 500,000 (or its equivalent in an alternate currency) (and in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Parts 6D.2 or Part 7.9 of the Corporations Act;
(ii)    such action complies with all applicable laws, regulations and directives;
(iii)   the offer or invitation does not constitute an offer to a person who is a “retail client” for the purposes of section 761G of the Corporations Act; and
(iv)   such action does not require any document to be lodged with ASIC.
European Economic Area
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus is a prospectus for the purposes of the European Union’s Directive 2003/71 (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”).  This free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of the notes described herein and therein made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of the notes.
United Kingdom
The communication of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus and any other documents or materials relating to the issue of the notes is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the notes are only available to, and any investment or investment activity to which this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any of its or their contents.

Agents:
Morgan Stanley & Co. International plc (“MSIP”), Australia and New Zealand Banking Group Limited, National Australia Bank Limited and such other agents as shall be named in the above-referenced Pricing Supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.  Australia and New Zealand Banking Group

Limited and National Australia Bank Limited are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011